EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,					Nine months ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(7,318)	$(13)	$(8,063)	$(5,308)	$820	$(1,548)
Interest expense, net of amortization of premium/discount	25,229	24,585	22,179	18,318	14,390	12,478
Amortization of deferred financing fees	992	1,047	1,276	1,246	1,215	1,268
Distributed income of equity investees	277	393	388	549	277	59
Total earnings	$19,180	$26,012	$15,780	$14,805	$16,702	$12,257

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$25,229	$24,585	$22,179	$18,318	$14,390	$12,478
Capitalized interest	453	554	13	911	3,884	4,256
Amortization of deferred fees	992	1,047	1,276	1,246	1,215	1,268
Total fixed charges	$26,674	$26,186	$23,468	$20,475	$19,489	$18,002

Consolidated ratio of earnings to fixed charges (1)	—	1.0	—	—	—	—

(1)
For the years ended December 31, 2008, 2010, 2011 and 2012 fixed charges exceeded earnings by $7,494, $7,688, $5,670 and $2,787 respectively. For the nine months ended September 30, 2013, fixed charges exceeded earnings by $5,745.

(2)
As of September 30, 2013 and December 31, 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.